EXHIBIT 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intersil Corporation:

We consent to the use of our reports dated March 2, 2010, with respect to the consolidated balance sheets of Intersil Corporation and subsidiaries as of January 1, 2010 and January 2, 2009 and the related consolidated statements of operations, shareholders’ equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended January 1, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 1, 2010, incorporated herein by reference.

Our report refers to a change in accounting for other-than-temporary impairments.

/s/ KPMG LLP

April 29, 2010

Orlando, Florida

Certified Public Accountants